May 6, 2025

Duncan Moir
President
21Shares Dogecoin ETF
477 Madison Avenue, 6th Floor
New York, NY 10022

       Re: 21Shares Dogecoin ETF
           Registration Statement on Form S-1
           Filed April 9, 2025
           File No. 333-286456
Dear Duncan Moir:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. Please tell us the status of the exchange's plans to submit an application under Rule
       19b-4, and revise your disclosure throughout the prospectus as appropriate. Please be advised that we may have additional comments once the Rule 19b-4 application is filed.
2. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Cover Page

3. Please identify the initial Authorized Participant here. Please also identify the initial purchaser(s) that will be acting as an underwriter.
 May 6, 2025
Page 2
Prospectus Summary, page 1

4. Please revise your prospectus summary to disclose that the amount of Dogecoin represented by a Share will decline over time because of the transfer of the Trust's
       Dogecoin to pay the Sponsor Fee and other liabilities, regardless of whether the trading prices of Shares rise or fall.
Overview of the Trust, page 1

5. We note your statement that "Dogecoin is not a security." Please revise this sentence
       to add    offered and sold as    before "a security." Also, please make
corresponding
       revisions throughout your risk factor disclosure.
Risk Factors
The trading prices of many digital assets, page 14

6. We note your statement that over the course of 2025, Dogecoin prices continued to exhibit extreme volatility. Please revise to provide quantitative examples of the volatility of Dogecoin prices.
Congestion or delay in the Dogecoin Blockchain may delay purchases or sales of Dogecoin by the Trust, page 38

7. Please expand this risk factor to discuss the recent congestion on the Dogecoin
       Network, which has resulted in delays in recording transactions.
Risks Associated with Investing in the Trust, page 38

8. Please disclose here that the Sponsor may in its sole discretion and without
       Shareholder consent amend or otherwise supplement the Trust Agreement. The future activities of the Service Provider could cause the SEC, page 51

9. We note your disclosure that "[t]o the extent the Service Provider or its affiliates take any actions to develop or add value to the Doge Blockchain or that have the effect of driving up the value or price of Dogecoin, or undertake marketing or publicity efforts in relation to such further efforts, the SEC or one or more courts may take the view that such actions require the application of the federal securities laws to one or more transactions in Dogecoin." Please describe any such actions that the Service Provider or its affiliates are taking or expected to take. Please also describe the risk to the Trust should the SEC or one or more courts take the view that such actions require the application of the federal securities laws to one or more transactions in Dogecoin.
Dogecoin, Dogecoin Markets and Regulation of Dogecoin, page 57

10.    Please disclose the following with respect to Dogecoin:
           The current circulating supply;
           Price per Dogecoin as of a recent date;
           Information about the Dogecoin Foundation, including its roles and responsibilities;
 May 6, 2025
Page 3

             The competitive landscape among similar networks and crypto assets; and
             Recent material developments occurring on the Dogecoin Network. Dogecoin Markets and Exchanges, page 59

11. We note your disclosure about Dogecoin spot markets here and on page 62. Please also provide information about the Dogecoin futures markets and the regulation thereof.
The Trust and Dogecoin Prices
Use of the CF DOGE-Dollar US Settlement Price Index, page 63

12. For each Constituent Exchange, please include a brief description of each Constituent
       Exchange, including the location of each and how each is licensed and regulated.
The Trust's Service Providers, page 72

13.    With respect to the Dogecoin Counterparties, please revise to:
           Identify any Dogecoin Counterparties with whom the Sponsor has entered into an agreement;
           Describe the approval process of Dogecoin Counterparties, including any specific criteria for engagement as a Dogecoin Counterparty, such as whether the
          Dogecoin Counterparty may be an affiliate of the Trust and/or Sponsor; and
           Disclose the material terms of any agreement you have with the Dogecoin Counterparty.
The Service Provider, page 72

14. You state that "House of Doge Inc., the corporate arm of the Dogecoin Foundation, provides certain support services around the launch, listing and marketing of the
       Shares" pursuant to a Support Services Agreement. Please revise your disclosure to explain what it means to be the "corporate arm" of the Dogecoin Foundation. Please also describe your relationship with the House of Doge, including material terms of the Support Services Agreement and a more detailed description of the support services that the House of Doge will provide. Finally, please revise to disclose any conflicts that this relationship creates and file the Support Services Agreement as an exhibit to the registration statement. Alternatively, please tell us why you do not think the agreement is material.
Custody of the Trust's Assets, page 74

15.    Please describe the    similarly secure technology" used by the Dogecoin
Custodian for
       safekeeping the Trust's Dogecoin. Also clarify whether there is any limitation on the size of each cold storage address.
16. Please disclose how and when the Sponsor will notify Shareholders of any decision to add or terminate Dogecoin custodians.
 May 6, 2025
Page 4
Conflicts of Interest, page 89

17. Please disclose whether sales of the Trust's Dogecoin will be facilitated through an affiliate of the Dogecoin Custodian. If so, describe the potential conflicts of interest associated with such an arrangement and the impact it may have on the price.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:   Allison Fumai